Filed Pursuant to Rule 433

Registration Statement No. 333-213383-02

Dated May 15, 2017

Potomac Electric Power Company

$200,000,000 First Mortgage Bonds, 4.15% Series Due 2043

Pricing Term Sheet

Issuer:	Potomac Electric Power Company

Ratings:*	A2 (Moody’s); A (S&P); A- (Fitch)

Securities:	First Mortgage Bonds

Settlement Date:	May 22, 2017 (T+5)

Principal Amount:	$200,000,000

Maturity:	March 15, 2043

Coupon:	4.15% per year from March 15, 2017

Qualified Reopening:	There is currently outstanding $450.0 million in aggregate principal amount of bonds of this series that were issued in increments of $250.0 million and $200.0 million on March 18, 2013 and March 16, 2015, respectively. The bonds offered hereby will be fungible with the previously issued bonds of this series, and the bonds offered hereby and such previously issued bonds, taken together, will be treated as a single series for all purposes.

Benchmark Treasury:	3.000% due February 15, 2047

Benchmark Treasury Price and Yield:	99-18+; 3.021%

Reoffer Spread to Benchmark Treasury:	+100 basis points

Yield to Maturity:	4.021%

Public Offering Price:[1]	102.032%

Interest Payment Dates:	March 15 and September 15 of each year, commencing September 15, 2017

Redemption Provisions:

At any time prior to September 15, 2042, at the greater of (i) 100% of the principal amount of the bonds to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the bonds to be redeemed (excluding interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year comprised of twelve 30-day months) at the Treasury rate plus 15 basis points, plus, in each case accrued interest to the redemption date

At any time on or after September 15, 2042, at 100% of the principal amount, plus accrued interest to the redemption date

CUSIP:	737679DE7

ISIN:	US737679DE73

Joint Book Running Managers:	RBC Capital Markets, LLC TD Securities (USA) LLC

[1]	Plus accrued and unpaid interest from and including March 15, 2017 to, but excluding, May 22, 2017, in the aggregate amount of $1,544,722.22, or $7.7236111 per $1,000 principal amount of the bonds.

Senior Co-Manager:	BNY Mellon Capital Markets, LLC

Co-Manager:	Drexel Hamilton, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBC Capital Markets, LLC at (866) 375-6829 or TD Securities (USA) LLC at (855) 495-9846.